UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Synthetic voting map received by the Bookkeeper

In compliance with CVM Instruction No. 481/09, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on August 31, 2020, at 3:00 p.m.

Bookkeeper: Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Block D – Santo Amaro – São Paulo/SP, Brazil – 04752-005.

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports (“Appraisal Reports”) of Bosan Participações S.A. (“Bosan”) and Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”).	ON	Approve	84,907,240
			Reject	0
			Abstain	6,502
2	To approve the Appraisal Reports.	ON	Approve	84,907,240
			Reject	0
			Abstain	6,502
3	To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 (Protocol and Justification of Bosan”).	ON	Approve	84,907,240
			Reject	0
			Abstain	6,502
4	To approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan.	ON	Approve	84,907,240
			Reject	0
			Abstain	6,502
5	To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 (Protocol and Justification of Bosan”).	ON	Approve	84,907,240
			Reject	0
			Abstain	6,502
6	To approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé.	ON	Approve	84,907,240
			Reject	0
			Abstain	6,502
	To authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.		Approve	84,907,240
7		ON	Reject	0
			Abstain	6,502

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 30, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer